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                          November 28, 2022

       Joseph W. Kiley III
       Chief Executive Officer
       First Financial Northwest, Inc.
       201 Wells Avenue South
       Renton, Washington 98057

                                                        Re: First Financial
Northwest, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2022
                                                            File No. 333-268519

       Dear Joseph W. Kiley III:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-957-9365 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              John F. Breyer, Jr.,
Esq.